April 25, 2007

VIA EDGAR
United States Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549
Attention: Michael McTiernan, Esq.

RE:	MDwerks, Inc. Post Effective Amendment No. 3 to Registration Statement on Form SB-2 File No.: 333-132296

Dear Mr. McTiernan:

Accompanying this letter, please find Post Effective Amendment No. 3 to our Registration Statement on Form SB-2 (File No.: 333-132296) (the ‘‘Post Effective Amendment’’).

In response to your telephone conversation with our counsel, Stephen P. Katz of Peckar & Abramson, PC, we have added the ‘‘Outstanding Equity Awards at Fiscal Year End’’ table required by Section 402(d) of Regulation S-B. The table now appears on page 49 of the prospectus.

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the ‘‘Securities Act’’), MDwerks, Inc. (the ‘‘Registrant’’) hereby requests that the above-referenced Post Effective Amendment become effective by 5:00 p.m. (Eastern Time) on Wednesday, April 25, 2007 or as soon thereafter as practicable.

The Registrant hereby confirms that it is aware of its responsibilities under the Securities Act and the Securities Exchange Act of 1934, as amended, as they relate to the proposed public offering of the securities covered by the Registration Statement.

The Registrant acknowledges the following: (1) should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing; (2) the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and (3) the Registrant may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,
MDwerks, Inc.

/s/ Vincent Colangelo

VINCENT COLANGELO
Chief Financial Officer
And Corporate Secretary

enclosures

MDwerks, Inc.
1020 NW 6th Street – Suite I, Deerfield Beach, FL 33442
Tel (954) 389-8300 Fax (954) 427-5871